ORION ACQUISITION CORP. II

501 Second Street, Suite 211

San Francisco, California 94107

February 11, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Office of the Secretary

Re:	Orion Acquisition Corp. II—Annual Report on Form 10-KSB
for the fiscal year ended December 31, 2004

Ladies and Gentlemen:

Reference is hereby made to the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the “Annual Report”), of Orion Acquisition Corp. II, a Delaware corporation (the “Company”). In connection with such Annual Report, and pursuant to the General Instructions applicable to Form 10-KSB promulgated under the Securities Act of 1934, as amended, the Company hereby respectfully submits that the financial statements included in the Annual Report do not reflect any change from the preceding year in any accounting principles or practices or in the methods of application of those principles or practices.

Please feel free to contact the undersigned at (415) 543-3470 ext. 201 with any comments or questions.

Very truly yours,

ORION ACQUISITION CORP. II

By:	/s/ C. PATRICK MACHADO
Name:	C. Patrick Machado
Title:	Senior Vice President and Chief Financial Officer

cc:	Bradley A. Bugdanowitz, Esq.
Timothy M. French, Esq.
Latham & Watkins LLP